Exhibit 99.1

NEWS RELEASES

Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER’S CAROTARE CONTINUES TO IMPRESS

August 30, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to report results of a further 12 reverse circulation drill holes, six on the Carotare exploration target, six on the Carmen deposit.

With 34 metres of 3.63 g/t gold-equivalent, drill hole CTR-22 on the Carotare target is particularly encouraging. In addition to having significant grades over a good width, this intersection appears to correlate with a previous hole (CTR-06: 20 metres of 1.54 g/t gold-equivalent) on the same section. With 27 holes reported and a similar geologic system, the Carotare remains on track to produce another Carmen-like deposit on the Monterde.

Carotare

Drilling on the Carotare target has been focused in two areas, the Discovery zone with the 18 holes reported to date and the Pandora zone with nine. The Discovery zone (CTR-22,26,27,28), now drilled over a length of 300 metres, has yielded several promising intersections. The structure appears to be steeply dipping and variable, with true widths between 60% and 80 % of reported intervals.

The Pandora zone (CTR-24 & 25), 200 metres to the west of the most westerly hole on the Discovery zone, has fewer significant intersections. The nine holes drilled to date may not have tested the same structure as the Discovery zone.

Further drilling is required on both of the zones mentioned above and elsewhere on this exploration target, only a small portion of which has been drilled.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTR- 22	48	82	34	3.108	45	3.63
incl	48	64	16	4.357	44	4.88
incl	72	82	10	3.448	77	4.36
and	144	156	12	0.786	2	0.81
and	172	176	4	1.323	2	1.35
	Strongly anomalous or grade from top to bottom.
CTR- 24	No significant assays
CTR- 25	Scattered anomalous to .25g/t
CTR- 26	72	82	10	1.183	55	1.83
	124	128	4	0.765	8	0.85
	Scattered anomalous and grade from 68 to 144m
CTR- 27	No significant assays
CTR- 28	118	126	8	0.531	93	1.63

* Gold-equivalent grade assumes equivalence of 85 grams of silver to one gram of gold.

Carmen Deposit

MTR-258 confirms and extends some promising zones associated with the Cob structure. Drill holes MTR-261 & 267 are in-fill holes near the main structure. MTR-259, 260, & 262 are step-out holes in the vicinity of the Cocos structure on the eastern side of the deposit. True widths are believed to be between 65% and 85% of the intervals reported. The deposit remains open to the east and south and at depth.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
MTR-258	46	52	6	1.571	136	3.17
and	162	172	10	2.006	27	2.32
and	206	222	16	3.415	88	4.45
MTR-259	122	128	6	0.203	58	0.89
MTR-260	124	128	4	0.253	65	1.02
	134	138	4	0.656	56	1.31
MTR-261	106	144	38	0.390	82	1.35
incl	112	116	4	1.495	68	2.29
MTR-262	154	158	4	1.309	91	2.37
and	172	180	8	0.812	51	1.41
and	244	250	6	0.877	40	1.35
MTR-267	110	136	26	0.401	69	1.21
incl	126	132	6	1.171	139	2.80

Current work

The next drilling period (20 days on, 10 days off) will start on September 6th on the Carotare and the Carmen. A resource estimate is expected in early September.

The Company will be exhibiting at the Las Vegas Gold & Precious Metals Investment Conference on September 7-8. Shareholders and anyone interested in Kimber will be welcome at Booth # 1016.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Q.P. for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.